LETTER  OF  INTEREST

Tagalder Technology Corporation ("Tagalder") and Wongas Corp. ("Wongas") have expressed mutual interest in promoting an Internet Based international trade business, in which Wongas will provide the product sources and Tagalder will provide the international market for the products.

Wongas is a trading company at Rm 2306, Tower 1, Dong-Jun Plaza, 836 Dong Feng Road, Guangzhou, China. Wongas has direct source to more than 1,500 suppliers and hundreds of products in the Guangdong and Southern China.

Tagalder has been developing an Internet based business-to-business system which has worldwide inquiries about China-made products.

It is the initial plan that Tagalder will be responsible to select and enter 20 vendors per month, average 10 products per vendors onto the web database. Tagalder will receive orders and inquiries from wholesalers and importers. Wongas will be responsible for coordinating with the suppliers for product shipment. It may take 18 months to complete entering the major vendors into the database.

Tagalder will charge 3% to 6% on trading transactions. In addition, Tagalder will charge C$40 per category of product per year for the initial design and posting the product onto the web. The service charge will be deducted from the first transaction completed for the vendor, which supplies the product. Renewed charge will be the same as C$40 per category of product per year.

A  formal  engagement  must  be  reached  by  December  31,  2000.

This  Letter  of  Interest  is  signed  on  8th  Day  of  November  2000.


By   signer unknown
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Tagalder  Technology  Corporation


By   signer unkown
---------------------------------
Wongas  Corp.